

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
American Energy Capital Partners, LP
c/o Edward M. Weil, Jr.
Chief Executive Officer and President
American Energy Capital Partners GP, LLC
405 Park Avenue, New York, New York 10022

Re: American Energy Capital Partners, LP
Registration Statement on Form S-1
Filed December 13, 2013
File No. 333-192852

Dear Mr. Weil:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Additionally, please note that disclosures in the sales literature should also be included in the prospectus and are required to present a balanced discussion of the risks and rewards of investing in the fund.

3.   We note that Mr. Aubrey McClendon of your Manager is also affiliated with American Energy Partners, LP. Please revise your filing to the extent this entity is affiliated with you given the similar name.

4.   We note recent media reports of legal proceedings related to the use of the name, "American Energy." To the extent material, please revise your filing to address such proceedings.

Prospectus Summary, page 9

Management Agreement, page 10

5.   Expand the disclosure of the Manager to indicate that was formed in July 2013 and that Aubrey K. McClendon is its sole member.

Borrowing Policy, page 14

6.   Tell us the whether you have begun discussions or made application for a revolving credit facility.

Distributions, page 14

7.   You indicate that "all or part of the distributions during the early months of our operations may be considered a return of capital." However disclosure elsewhere indicates that all distributions up to the amount of the investor's capital contributions will return of capital. Given you intend to make distributions at a 6% annual rate and that distributions may commence before you have acquired properties, clarify your disclosure here that limits the time period to the "early months" of operations and suggests that some of the distribution may be other than a return of capital.

Sale of Properties or Listing of the Common Units, page 15

8.   Indicate whether the limited partners will have the right to vote on either selling the properties or listing on a national securities exchange.

The Offering, page 16

9.   Provide disclosure that while the general partner and its affiliates may purchase units at a discounted price, it does not anticipate that it will purchase any units.

General Partner Contribution, page 17

10.   Explain why the fact that the general partner is "electing to receive a subordinated interest in Partnership distributions" results in its making only a "nominal capital contribution." Quantify the "nominal" distribution.

Conflicts of Interest, page 20

11.   Expand this section to indicate that the general partner and Manager may sell leases to the Partnership in addition to fees that they earn for the Partnership making that acquisition.

12.   Provide a cross-reference to more detailed disclosure of the conflicts of interest.

Listing of the common units, page 21

13.   You indicate that the common units "have been approved for quotation or trading on a national securities exchange." That appears in conflict with the later statement "[i]n order to be approved for listing" which suggests that they have yet not been approved. Please advise or revise.

Risk Factors, page 22

Our Partnership Agreement limits our general partner's fiduciary duties…, page 26

14.   We note disclosure on pages 56 and 57 that the general partner will need to "exercise the standard of a prudent operator." Expand this section to address that disclosure and the differences between a fiduciary duties and being a prudent operator.

Compensation, page 62

15.   We note that you intend to use a portion of the proceeds from this offering to acquire prospects and properties. Please tell us how you considered providing disclosure of acquisition fees and expenses based on the amount of offering proceeds management intends to use for acquisitions.

16.   We note that you expect to receive a term sheet or commitment for a revolving credit facility with a financial institution prior to commencing this offering. Please tell us how you considered providing disclosure regarding the financing coordination fee associated with this revolving credit facility.

Programs of Our Sponsor, page 72

17.   Provide a cross-reference to the Prior Performance Tables under Appendix A.

Proposed Activities, page 91

18.   Please expand your disclosures to clarify whether the general partner would consider acquiring properties from the Manager, and if so, whether such transactions would be at arm's length. In that regard, we note your conflicts with Manager discussion at page 59 and statement at page 63 that the Manager will be entitled to an acquisition fee equal to 2% of the contract price for each property acquired.

19.   We note that you state, at page 91, that you have not identified any oil and gas properties you will acquire at this time. However, to the extent material, please describe any actions taken towards acquisition of a target asset such as targeting specific areas that are located onshore in the United States. In that regard, we note your disclosures regarding hydraulic fracturing.

Capital Contributions and Distributions, page 107

Offering and Organization Costs, page 107

20.   For clarity, please revise to disclose the offering and organization costs in tabular format.

Distributions, page 108

21.   Given that your Partnership Agreement does not require regular monthly or quarterly distributions, please expand your disclosures to clarify how the general partner will determine whether to provide either of the two types of targeted distributions or not make any distributions at all.

Exhibits

22.   We note that some of your exhibits were electronically submitted in an un-searchable 13.format. Please amend your filing to resubmit each such exhibit in a text searchable format. Please refer to Section 5.2 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013). See also Item 301 of Regulation S-T.

23.   We note that you filed the Form of Management Services Agreement as Exhibit 10.2, but did not file all of the exhibits to such agreement.   Please re-file such agreement to include all exhibits, or tell us why you do not believe you are required to file all such exhibits. Please refer to Item 601(b)(10) of Regulation S-K. Also, we note that the agreement appears to include an Exhibit E, which is not referenced in the Table of Contents.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

                               Sincerely,

                               /s/H. Roger Schwall

                               H. Roger Schwall
                               Assistant Director

cc: Gerald A. Bollinger, Esq.
        Kunzman & Bollinger, Inc.